Danten Rice

Education

Bachelor of Science in Accounting — May 2019
University of Kentucky GPA 3.33/4.0
Integrative Master of Business Administration — May 2021
University of Louisville GPA 3.75/4.0

Experiences

- ChoicePro — April 2017 – May 2020
  - Start up consulting company
  - Gaining clientele
  - Expanding networking skills
- M & M Cosmetic Sealants Construction — May 2016 – Current
  - Worked Company Quick books
  - Traveled through locations to manage worksites
  - Produced a business plan
- Brite Trace, LLC — September 2019 - Current
  - CEO
  - Graduate School Start Up
  - Angel Investment Accredited

Volunteering

- Gatton College Mentoring Initiative Program — April 2018 - May 2019
  - Founding member of Gatton mentoring program
  - Chosen for program recruitment
  - Planning team for activities
- Leestown Middle School Beta Club — April 2017 – May 2019
  - Tutoring younger students with homework and projects
  - Planned a field trip for students
- Churchill Downs / Children Cluster — July 2018
  - Helped kids express themselves with creative thinking
  - Led guided tours of the museum
- Chuck Olmstead Aneurism Screening – Norton Hospital Sponsored — September 2016
  - Set up and take down event equipment
  - Gave instructions and showed participants to the correct location

Accomplishments / Activities

- Certificate in Innovation and Entrepreneurial Thinking — May 2017 – 2019
- National Association of Black Accountants — March – May 2018
- Selected to judge children speech contest — November 2018
- University of Kentucky Intramural Multi Sport Athlete — August 2015 – May
- University of Louisville Intramural Athlete — November 2019